Peak Subsidiary Helps Jiangyin Municipal Government Launch Website to Distribute COVID-19 Financial Aid to SMEs

Montreal, Quebec--(Newsfile Corp. - March 19, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that its Asia Synergy Data Solutions ("ASDS") subsidiary helped the Jiangyin Municipal Government and the Jiangyin Federation of Industry and Commerce launch a new website to distribute financial aid, in the form of low-interest loans, to the city's SMEs most affected by the COVID-19 outbreak.

According to various sources, including the State Council of the People's Republic of China's official website (http://www.gov.cn), the Chinese Central Government is allocating 1.15 trillion RMB (about CAD$ 230 billion) for COVID-19 relief efforts, of which 500 billion RMB (approximately CAD$ 100 billion) will be specifically dedicated to help SMEs affected by the outbreak. The website launched today (http://www.jysmefund.cn/) will help distribute part of those funds to affected SMEs in the city of Jiangyin.

ASDS' Cubeler Lending Hub platform, which uses an analytics and A.I. engine to apply a variety of rules and criteria customizable by lenders to quickly process credit requests and render decisions, was selected by the Jiangyin Municipal Government to help qualify SMEs under the newly launched financial aid program. The new website will be promoted at most branches of 18 local and national participating banks operating in Jiangyin once it has been fully integrated to the Cubeler Lending Hub. Until then, SMEs are invited to complete a short form and provide their contact information to have the processing of their requests for funding prioritized once the integration has been completed. ASDS and the Jiangyin Municipal Government are currently working on the integration of the website and the Lending Hub, which they expect to complete by mid-April.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

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